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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

April 1, 2021

Dear Sir/ Madam,

Sub: Stock incentives grant to eligible employees

This is to inform that the following stock incentive units were granted to certain eligible employees under the 2015 Incentive Compensation Plan ('2015 Plan') and Expanded Stock Ownership Program 2019 ('2019 Plan') by the Board/Nomination and Remuneration Committee. The date of grant for these stock incentive units is March 31, 2021 and the exercise price will be the par value of shares.

Particulars of stock incentives granted are as follows:

	2015 Plan (RSU's)			2019 Plan (PSU's)		
	HC	No. of RSUs /Grant Value	Vesting Schedule	HC	No. of PSUs	Vesting Schedule/ Conditions
KMPs	4	213,400	Four-year equal vesting	6	106,000	Three-year equal vesting and is subject to Company's achievement of performance parameters as defined in the 2019 Plan
Eligible Employees	7,966	2,160,460		480	1,308,400	

Note: RSU: Restricted Stock Units; PSU: Performance Stock Units

This is for your kind information and records.

Thanking you
Yours Sincerely,
For **Infosys Limited**

MANIKANTHA AGS Digitally signed by MANIKANTHA AGS
Date: 2021.04.01 19:42:54 +05'30'

A. G. S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com